Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

O 703-464-5495

F 703-464-8530

July 21, 2010

Via Fax: 202-772-9210

Ms. Laura Veator

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Ms. Veator:

Thank you for our conversation this morning in reviewing your questions and the Company’s draft responses in an effort for the Company to respond fully to you questions.  As a result, I would like to request on behalf of Applied Visual Sciences, Inc. an extension to respond to your July 8, 2010 Comment Letter.  As discussed, the request for an additional week is so that the Company can further review the related guidance on the anti-dilutive provisions, and expand more fully our response related to the convertible debenture warrants.

If you have any question regarding this request, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Mr. Stephen Krikorian, Accounting Branch Chief